

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2012

Via Facsimile
Dayong Sun, Chief Executive Officer
Kama Resources Inc.
Suite 1707-B, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, PR China 510030

> **Re:**   **Kama Resources Inc.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed April 5, 2012**
> **File No. 333-164206**

Dear Mr. Sun:

We have reviewed your amended filing and your response letter dated April 4, 2012 and have the following comments. Unless otherwise noted, references to prior comments are to those in our letter dated March 21, 2012.

Cover Page

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

- Describe how and when a company may lose emerging growth company status; and

- Your election under Section 107(b) of the Act:

   o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

   o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

2.   We note your expanded disclosure on the cover page regarding your status as a shell company. Please note, however, that information provided on the cover page is subject to the plain English requirements of Rule 421(d) of Regulation C. In this regard, it appears that you should limit your disclosure on the cover page to describing your status as a shell company and the limitations on the ability of your security holders to use Rule 144. Detailed disclosure regarding the operations of Rule 144 and conditions to be met before security holders may avail themselves of the rule should be disclosed in an appropriate location in the prospectus. Please revise accordingly.

Risk Factors

"PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations…,"

3.   It appears that you should provide separate risk factor disclosure for each of the discrete issues raised regarding operating your business in the PRC. For instance, it appears that the sociopolitical and economic issues should be discussed separately from government policies, laws and regulations. Please revise to separately discuss each issue you have identified in this regard.

4.   In addition, we note several references in this risk factor to how conditions in the PRC "could adversely affect the overall economy in China or the prospects of the education market." It is unclear how the education market relates to your business, which you state is to become a servicer for non-traditional automobile finance loans for car dealerships. Please revise or advise.

Financial Statements

5.   We note that the cumulative columns on the Statements of Cash Flows for the period from October 19, 2009 (Inception) to October 31, 2011 and the period from October 19, 2009 (Inception) to January 31, 2012 appear inaccurate. In this regard, the end of period cash balances per the Statements of Cash Flows do not reconcile to the amount of cash reported on the respective balance sheets. Please revise accordingly.

Exhibit 23.1

6.   We note that the auditor's consent references an audit report that is not contained in the filing and the financial statements it references are designated as "Unaudited" on the face of such financial statements. Please file an updated auditor's consent with your next amendment that appropriately references the date of the audit report that is contained in your filing, i.e., December 20, 2011, relating to the financial statements as of and for the periods ended October 31, 2011 and 2010 and for the period from October 19, 2009 (Inception) to October 31, 2011.

If you have questions or comments on the financial statements and related matters, please contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406. Please contact the undersigned at (202) 551-3457 with any questions you may have. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Jill Arlene Robbins, P.A.